

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2012

Via E-mail
Mr. Shaoping Lu, Chief Executive Officer
Fifth Season International, Inc.
C-22, Shimao Plaza, 9 Fuhong Lu
Futian District, Shenzhen 518033
People's Republic of China

>   **Re: Fifth Season International, Inc.**
>   **Form 8-K/A**
>   **Filed January 18, 2012**
>   **File No. 000-53141**

Dear Mr. Shaoping Lu:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A, filed January 18, 2012

General

1. We note your response to comment one of our letter dated January 4, 2012 and reissue the comment in part. Please confirm, if true, that you believe your recently-adopted related party transaction policies and procedures will require you to amend your disclosure that "stockholders do not have the opportunity to evaluate the manner in which these conflicts of interest are resolved." If so, please provide draft disclosure to appear in future Exchange Act reports.

2. We partially reissue comment two of our letter dated January 4, 2012 as we are unable to locate responsive disclosure. With a view to clarifying disclosure about your investment policies, advise us of the approximate percentage of your historic real estate activities that you engage in for possible capital gain as opposed to income.

Exhibits

3. We partially reissue comment nine of our letter dated January 4, 2012 as we are unable to locate the cancellation notice relating to Exhibit 10.5, to be filed as a separate exhibit. In this regard, we refer to the company's December 16, 2011 response to comment 19 of our letter dated October 5, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director